Astrea Acquisition Corp.

55 Ocean Lane Drive, Apt. 3021

Key Biscayne, Florida 33149

February 1, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Astrea Acquisition Corp.
Registration Statement on Form S-1
File No. 333-252010

Ladies and Gentlemen:

Astrea Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Wednesday, February 3, 2021, or as soon thereafter as practicable.

Very truly yours,

ASTREA ACQUISITION CORP.

By:	/s/ Felipe Gonzalez
Name: Felipe Gonzalez Title: Chief Executive Officer